Exhibit 3.1.2

CERTIFICATE OF AMENDMENT OF
CERTIFICATE OF INCORPORATION OF
AVIGEN, INC.

     AVIGEN, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies that:

     FIRST: The name of the Corporation is AVIGEN, INC.

     SECOND: The date on which the Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware is October 22, 1992.

     THIRD: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending its Certificate of Incorporation as follows:

Article IV. A. shall be amended and restated to read in its entirety as follows:

“A. This corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the corporation is authorized to issue is One Hundred Five Million (105,000,000) shares. One Hundred Million (100,000,000) shares shall be Common Stock, each having par value of one-tenth of one cent ($0.001). Five Million (5,000,000) shares shall be Preferred Stock, each having par value of one-tenth of one cent ($0.001).”

     FOURTH: Thereafter pursuant to a resolution of the Board of Directors, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

     IN WITNESS WHEREOF, AVIGEN, INC. has caused this Certificate of Amendment to be signed by its President and Chief Executive Officer and attested to by its Secretary this 11th day of June, 2007.

AVIGEN, INC.

By:	/s/ Kenneth G. Chahine
Kenneth G. Chahine
President and Chief Executive Officer